Exhibit 99.2

GRAVITY CO., LTD. and

a Subsidiary

Consolidated Financial Statements

December 31, 2012 and 2011

GRAVITY CO., LTD. and a Subsidiary

Index

December 31, 2012 and 2011

Page(s)

Report of Independent Auditors	1 - 2

Consolidated Financial Statements

Statements of Financial Position	3 - 4

Statements of Operations	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7 - 8

Notes to Consolidated Financial Statements	9 - 39

Report of Independent Auditors

To the Shareholders and Board of Directors of

GRAVITY Co., Ltd.

We have audited the accompanying consolidated statements of financial position of GRAVITY Co., Ltd. (the “Company”) and its subsidiaries (collectively the “Consolidated Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended, expressed in Korean won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. and its subsidiaries as of December 31, 2012 and 2011, and its financial performance and cash flows for the years then ended in accordance with the Accounting Standards for Non-Public Entities in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, financial performance and cash flows in conformity with accounting principles and practices generally accepted in other countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are informed about the Korean Accounting Standards for Non-Public Entities or auditing standards and their application in practice.

Seoul, Korea

March 19, 2013

This report is effective as of March 19, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD. and a Subsidiary

Consolidated Statements of Financial Position

December 31, 2012 and 2011

(in thousands of Korean won)	2012		2011
Assets
Current assets
Cash and cash equivalents (Note 3)	￦	35,467,761	￦	39,298,283
Short-term financial instruments (Note 3)		17,500,000		15,000,000
Trade accounts receivable, net (Note 4)		6,965,458		8,125,213
Short-term loans receivable, net (Notes 9, 10 and 27)		55,000		926,233
Other accounts receivable, net (Notes 5 and 27)		252,186		698,195
Advance payments, net (Notes 6 and 27)		1,622,841		2,876,946
Prepaid income taxes		996,241		897,447
Current portion of deferred tax assets (Note 18)		1,425,996		1,411,334
Other current assets (Notes 7, 9 and 27)		1,309,547		1,414,809

Total current assets		65,595,030		70,648,460
Equity-method investments (Note 9)		2,359,866		11,761,213
Long-term available-for-sale securities (Note 8)		647,061		1,046,466
Long-term loans receivable, net (Notes 9, 10 and 27)		1,199,278		29,722
Leasehold deposits paid (Note 13)		1,374,232		1,376,596
Property and equipment, net (Notes 11 and 12)		1,313,983		1,510,385
Intangible assets, net (Notes 14 and 27)		19,659,547		20,151,434
Deferred tax assets (Note 18)		9,844,793		9,125,990
Other non-current assets (Notes 17 and 27)		4,439,929		4,626,697

Total assets	￦	106,433,719	￦	120,276,963

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable (Note 27)	￦	5,350,030	￦	5,275,379
Deferred income (Note 27)		2,305,214		3,329,629
Withholdings		325,093		253,788
Advanced receipt (Note 27)		1,921,232		1,920,366
Income tax payable		244,685		312,102

Total current liabilities		10,146,254		11,091,264
Long-term deferred income (Note 27)		8,907,577		7,350,855
Asset retirement obligation		99,000		99,000
Leasehold deposits received (Note 27)		75,246		97,629

Total liabilities	￦	19,228,077	￦	18,638,748

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Consolidated Statements of Financial Position

December 31, 2012 and 2011

(in thousands of Korean won)	2012		2011
Shareholders’ Equity
Capital stock (Notes 1 and 19)
Common stock	￦	3,474,450	￦	3,474,450
Capital surplus
Paid in capital in excess of par value (Note 19)		73,255,073		73,255,073
Other capital surplus		2,125,136		2,125,136
Accumulated other comprehensive income and loss
Accumulated comprehensive income of equity
method investees (Notes 9 and 23)		1,484,906		1,636,751
Accumulated comprehensive loss of equity
method investees (Notes 9 and 23)		(51,580)		—
Retained earnings
Unappropriated retained earnings		6,535,091		20,813,493
Non-controlling interest in consolidated subsidiary		382,566		333,312

Total shareholders’ equity		87,205,642		101,638,215

Total liabilities and shareholders’ equity	￦	106,433,719	￦	120,276,963

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Consolidated Statements of Operations

Years Ended December 31, 2012 and 2011

(in thousands of Korean won)	2012		2011
Revenues (Notes 17, 21 and 27)	￦	51,951,082	￦	47,626,218
Cost of revenues (Note 27)		28,671,333		16,542,642

Gross profit		23,279,749		31,083,576
Selling and administrative expenses (Notes 22 and 27)		22,552,041		21,643,123

Operating income		727,708		9,440,453

Non-operating income
Interest income (Note 27)		1,797,229		1,882,262
Gain on foreign currency translation		41,153		100,966
Gain on foreign currency transactions		451,669		1,141,868
Gain on valuation of equity method investments (Note 9)		492,911		891,628
Gain on disposal of property and equipment		7,596		1,559
Gain on disposal of equity method investments (Note 9)		—		311,085
Other income		724,892		219,589

		3,515,450		4,548,957

Non-operating expenses
Other bad debt expenses (Notes 5, 6, 9, 10 and 27)		2,076,730		1,841,810
Loss on foreign currency translation		562,343		110,904
Loss on foreign currency transactions		886,687		894,783
Loss on valuation of equity method investments (Note 9)		4,180,479		2,006,446
Loss on disposal of long-term available-for-sale securities (Note 8)		399,405		—
Loss on disposal of property and equipment		—		1,276
Loss on disposal of intangible assets		924		—
Loss on impairment of intangible assets (Note 14)		291,094		798,958
Loss on disposal of short-term available-for-sale securities		—		125
Loss on disposal of equity method investments (Note 9)		333,389		—
Loss on impairment of equity method investments (Note 9)		6,732,617		235,828
Loss on disposal of other non-current assets		5,880		—
Donation		—		10,237
Other losses		22,048		8,527

		15,491,596		5,908,894

Profit (Loss) before income taxes		(11,248,438)		8,080,516
Income tax expenses (benefit) (Note 18)		2,980,710		(6,654,347)

Net income (loss)	￦	(14,229,148)	￦	14,734,863

Parent interest		(14,278,401)		14,697,498
Non-controlling interest		49,253		37,365
Per share data for parent interest (Note 24)
Basic earnings (loss) per share (in Korean won)	￦	(2,055)	￦	2,115
Number of shares		6,948,900		6,948,900

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Consolidated Statements of Changes in Shareholders’ Equity

Years Ended December 31, 2012 and 2011

(in thousands of Korean won)	Capital stock		Consolidated Capital surplus		Consolidated accumulated other comprehensive income and loss		Consolidated retained earnings		Non-controlling interest		Total
Balance at January 1, 2011	￦	3,474,450	￦	75,380,209	￦	2,079,332	￦	6,115,995	￦	7,624,667	￦	94,674,653
Net income		—		—		—		14,697,498		37,365		14,734,863
Change in consolidated subsidiaries		—		—		—		—		(7,328,720)		(7,328,720)
Gain on available-for-sale securities
(Note 23)		—		—		1,120		—		—		1,120
Changes in equity method investees with accumulated comprehensive income
(Notes 9 and 23)		—		—		(443,701)		—		—		(443,701)

Balance at December 31, 2011		3,474,450		75,380,209		1,636,751		20,813,493		333,312		101,638,215

Balance at January 1, 2012	￦	3,474,450	￦	75,380,209	￦	1,636,751	￦	20,813,493	￦	333,312	￦	101,638,215
Net income (loss)		—		—		—		(14,278,402)		49,254		(14,229,148)
Changes in equity method investees with accumulated comprehensive income
(Notes 9 and 23)		—		—		(151,844)		—		—		(151,844)
Changes in equity method investees with accumulated comprehensive loss
(Notes 9 and 23)		—		—		(51,581)		—		—		(51,581)

Balance at December 31, 2012	￦	3,474,450	￦	75,380,209	￦	1,433,326	￦	6,535,091	￦	382,566	￦	87,205,642

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2012 and 2011

(in thousands of Korean won)	2012		2011
Cash flows from operating activities
Net income (loss)	￦	(14,229,148)	￦	14,734,863
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation		671,355		762,102
Amortization of intangible assets		5,193,523		603,173
Loss on foreign currency translation		193,963		49,478
Loss on valuation of equity method investments		4,180,479		2,006,446
Loss on impairment of equity method investments		6,732,617		235,828
Loss on impairment of Long-term available-for-sale securities		333,389		—
Loss on disposal of short-term available-for-sale securities		—		125
Loss on disposal of long-term available-for-sale securities		399,405		—
Bad debt expenses		5,901		81,275
Other bad debt expenses		2,076,730		1,841,810
Loss on disposal of property and equipment		—		1,276
Loss on disposal of intangible assets		924		—
Loss on impairment of intangible assets		291,094		798,958
Severance benefits		—		91,086
Loss on disposal of other non-current assets		5,880		—
Gain on foreign exchange translation		(37,570)		(171,702)
Gain on valuation of equity method investments		(492,911)		(891,628)
Gain on disposal of equity method investments		—		(311,085)
Gain on disposal of property and equipment		(7,596)		(1,559)
Gain on disposal of other non-current assets		—		(62,392)

		19,547,183		5,033,191

Changes in operating assets and liabilities
Decrease in trade accounts receivable		566,077		390,143
Decrease (increase) in other accounts receivable		184,457		(409,845)
Decrease (increase) in accrued income		3,582		(174,433)
Increase in advance payments		(557,684)		(2,394,110)
Decrease (increase) in short-term prepaid expenses		(19,959)		6,200
Decrease (increase) in prepaid income tax		(100,522)		114,158
Decrease (increase) in tax refund receivable		121,368		(80,887)
Increase in deferred tax assets		(682,465)		(10,429,552)
Decrease in merchandise		—		42,095
Decrease (increase) in long-term prepaid expenses		67,755		(230,243)
Increase in other deposits		—		(4,139,454)
Increase (decrease) in accounts payable		113,845		(861,645)
Increase (decrease) in advanced receipt		(7,248)		60,722
Increase in withholdings		71,305		80,981
Increase (decrease) in leasehold deposits received		(22,383)		73,651
Decrease in deferred income		(1,723,755)		(1,803,988)
Decrease in income tax payables		(67,417)		(230,361)
Increase in long-term deferred income		2,434,402		974,872
Payments of severance benefits		—		(496,326)

		381,358		(19,508,022)

Net cash provided by operating activities	￦	5,699,393	￦	260,032

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2012 and 2011

(in thousands of Korean won)	2012		2011
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments	￦	30,000,000	￦	22,500,000
Collection of short-term loans receivables		176,250		319,750
Proceeds from disposal of short-term available-for-sale securities		905,280		5,000,000
Proceeds from disposal of property and equipment		8,210		1,859
Proceeds from disposal of long-term available-for-sale securities		—		21,440
Collection of long-term loans receivables		12,778		15,278
Proceeds from disposal of other non-current assets		28,000		954,545
Decrease in leasehold deposits		35,281		8,274
Acquisition of short-term financial intruments		(32,500,000)		(25,000,000)
Increase in short-term loans receivables		—		(125,514)
Acquisition of equity method investments		—		(374,015)
Increase in long-term loans receivables		(2,965,600)		(70,000)
Acquisition of property and equipment		(499,007)		(1,212,340)
Acquisition of intangible assets		(4,670,190)		(4,955,003)
Increase in leashold deposits		(32,917)		(130,110)
Increase in other non-current assets		(28,000)		(102,130)

Net cash used in investing activities		(9,529,915)		(3,147,966)

Cash flows from financing activities
Net cash provided by financing activities		—		—

Change in consolidated subsidiaries		—		7,157,065

Net increase (decrease) in cash and cash equivalents		(3,830,522)		4,269,131

Cash and cash equivalents
Beginning of the year		39,298,283		35,029,152

End of the year	￦	35,467,761	￦	39,298,283

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

1. The Company

Below is the general overview of GRAVITY CO., LTD. (the “Company”), its subsidiary, NeoCyon, Inc. (the “Consolidated Subsidiary”), which is subject to consolidation by the Company in accordance with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”) No. 4 Consolidated Financial Statements, and non-consolidated subsidiaries, Gravity Interactive, Inc and other three subsidiaries, which are accounted for as equity method investments.

The Company was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business principally in the Republic of Korea and other countries in Asia, United States and Europe. The Company maintains a single business segment engaged in developing online games, software licensing and other related services. The Company’s principal game product, “RAGNAROK”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally over the 79 markets through three subsidiaries, including Gravity Interactive, Inc. In addition, the Company has another subsidiary, NeoCyon, Inc., which operates in mobile service business in Republic of Korea. The Company also acquired 50.83% ownership of Gravity Games Corporation (formerly, Barunson Interactive Corporation), the developer of “Dragonica”, a massive multi-player online role playing game.

On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of common stock by means of American Depositary Shares.

As of December 31, 2012, the total paid-in capital amounts to ￦ 3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2012, are as follows:

	Number of shares	Percentage of ownership (%)
GungHo Online Entertainment, Inc.	4,121,739	59.31
Others	2,827,161	40.69

	6,948,900	100.00

On April 1, 2008, GungHo Online Entertainment, Inc. became the majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 24, 2008, resulting in 59.31% of shares in total as of Dec 31, 2012.

Details of the consolidated subsidiary as of December 31, 2012 and 2011 are as follows:

(in thousands of Korean won, shares)
Company	Number of Shares owned	Percentage of Ownership (%)	Date of the Statement of Financial Position
NeoCyon, Inc.	185,301	96.11%	December 31

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

Summarized financial information of the consolidated subsidiary, Neocyon, Inc., as of December 31, 2012 and 2011 is as follows:

(in thousands of Korean won)
2012
Total Assets	Total Liabilities	Total Sales	Net Income
￦12,743,638	￦ 2,785,282	￦15,322,700	￦1,101,147

2011
Total Assets	Total Liabilities	Total Sales	Net Income
￦11,346,515	￦ 2,489,306	￦10,659,602	￦773,850

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

The subsidiaries which are not consolidated as of December 31, 2012 are as follows:

Company	Total Shareholders’ Equity (in thousands of Korean won)		Percentage of Ownership (%)
Gravity Interactive, Inc.	￦	(1,771,127)	100.00
Gravity Entertainment Corporation		574,719	100.00
Gravtity Middle East & Africa FZ-LLC		1,464,423	100.00
Gravity Games Corporation		(1,383,701)	50.83

The equity method was applied as the subsidiaries are not required by the law to have external audits, and the changes in the investments on the subsidiaries are not material to the Consolidated Company’s financial statements.

2. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Certain prior year’s accounts, presented herein for comprehensive purpose, have been reclassified to conform to current year’s presentation within the financial statements. Such reclassification does not impact the net income or net assets reported in the prior year.

2.1 Basis of Presentation

The Consolidated Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”), which apply to those companies which are subject to the Act on External Audit of Stock Companies but do not prepare their financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). Certain accounting principles applied by the Consolidated Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying financial statements.

The following is a summary of significant accounting policies followed by the Consolidated Company in the preparation of its consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

2.2 Accounting Treatment for Business Combination

The Consolidated Company applies the acquisition method to account for business combination and accounts acquisition-related costs as expenses when incurred. The consideration paid for the acquisition is measured at the aggregate of fair values of the assets transferred, the liabilities assumed or recognized and the equity securities issued by the Consolidated Company. The consideration transferred includes the fair value of any assets or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities arising from business combination are measured initially at their fair values at the acquisition date. The Consolidated Company measures non-controlling interest that provides proportionate share in the event of liquidation at proportionate interest of the acquiree’s net assets. Other non-controlling interest is measured at its fair value unless another measurement method is required KAS-NPEs.

In a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree is recognized at fair value at the acquisition date. Changes are recognized as profit or loss

Any contingent consideration to be transferred by the Consolidated Company is recognized at fair value at the acquisition date. The amount of the contingent consideration is classified as liabilities or equity in accordance KAS-NPEs No. 6, Financial Asset and liabilities, and KAS-NPEs No. 15 Equity.

The Consolidated Company recognizes a gain from a bargain purchases as the excess of (a) over (b) below.

a) The identifiable net asset

b) The fair value at the acquisition date of aggregate of non-controlling interest in the acquiree, the consideration transferred and the acquirer’s previously held equity interest in the acquiree in the income statement.

The Consolidated Company recognizes goodwill as the excess of (b) over (a) and amortization is calculated using the straight-line method (Note 2.13).

2.3 Basis of Presentation for Consolidated Financial Statements

The Consolidated Company prepares consolidated financial statements in conformity with KAS-NPEs No. 4 Consolidated Financial Statements.

2.3.1 Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which is the Consolidated Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Consolidated Company controls another entity.

However, companies that meet the applicable scale as prescribed in Paragraph (1) of Article 6 of the Regulation of External Audit and Accounting are deconsolidated.

2.3.2 Elimination of Investment and Capital Accounts

In preparation of the consolidated financial statements, the investment of the Company is offset and eliminated against the capital accounts of the Consolidated Subsidiaries based on closing date closest to the acquisition of the subsidiary.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

2.3.3 Accounting Treatment of Investment in Excess of Book Value of the Investee

To eliminate the investment account of the controlling company and corresponding capital accounts of the subsidiary, the Company records differences between the initial investment accounts and corresponding capital accounts of subsidiary as goodwill or negative goodwill, which is amortized over 20 years, using the straight-line method. However, any investment in excess of the book value of the investee created as result of subsequent acquisition of shares from minority shareholders is recorded as reduction of consolidated capital surplus rather than goodwill. If there is no consolidated capital surplus available, the amount is recorded as capital adjustment. Furthermore, any subsequent changes in the investment in excess of book value of the investee as result of the subsidiary’s issuance of new shares, share dividends, and etc. are also recorded as adjustment to capital surplus.

2.3.4 Consolidated Capital Surplus, Consolidated Capital Adjustment, Consolidated Accumulated Other Comprehensive Income and Consolidated Retained Earnings

Adjustments to capital surplus, capital adjustment, accumulated other comprehensive income and retained earnings of the consolidated and non-consolidated subsidiaries of the Company subsequent to acquisition dates are recorded as adjustments to consolidated capital surplus, consolidated capital adjustment, consolidated accumulated other comprehensive income and consolidated retained earnings, respectively.

2.3.5 Unrealized Profits and Losses

Unrealized profits and losses included in inventories, property, plant and equipment and other assets are calculated based on the average gross margin of the respective year.

Unrealized profits and losses included in inventories, property, plant and equipment and other assets, as a result of intercompany transactions, are eliminated. Unrealized profit, arising from sales by the controlling company to consolidated subsidiaries is fully eliminated and charged to the equity of the controlling company. Unrealized profit, arising from sales by the consolidated subsidiaries to the controlling company is fully eliminated, and charged to the equity of the controlling company and minority interest, based on the percentage of ownership.

2.3.6 Fiscal Year End of Consolidated Financial Statements

The Company and its consolidated subsidiaries follow the same fiscal year end. Differences in accounting policy between the Company and its consolidated subsidiaries are adjusted during consolidation.

2.4 Foreign Currency Translation

2.4.1 Functional and presentation currency

Items included in the Consolidated Company’s financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Korean won, which is the Consolidated Company’s functional and presentation currency.

2.4.2 Foreign currency transactions and translations

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at each reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations, except when deferred in other comprehensive income as qualifying cash flow hedges or available-for-sale debt securities.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in consolidated other comprehensive income.

2.4.3 Translation to presentation currency

The financial performance and financial position of companies whose financial currency is different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities are translated at the closing rate as of the reporting date.

- Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

- All resulting exchange differences are recognized in consolidated other comprehensive income.

Exchange differences arising from borrowings designated for hedging the investment and other currency instruments are recognized in consolidated other comprehensive income. When the foreign operations are wholly or partially sold, exchange differences recognized in consolidated other comprehensive income are recognized in the income statements as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash without significant transaction costs which are subject to an insignificant risk of changes in value.

2.6 Investments in Securities

Costs of securities are determined using the moving average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Trading securities are classified as short-term investments while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as short-term investments.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available- for-sale securities, are carried at cost when the fair values are not readily determinable.

Gains and losses related to trading securities are recognized in the consolidated statements of operations, while unrealized gains and losses of available-for-sale securities are recognized under consolidated other comprehensive income and loss. Realized gains and losses on available-for-sale securities are recognized in the consolidated statements of operations.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

In case that the estimated amount recoverable from the securities (“recoverable amount”) is less than the amortized cost of the debt security or the acquisition cost of the equity security, the Consolidated Company considers the necessity to recognize impairment losses. The Consolidated Company assesses at the end of each reporting period whether there is objective evidence for impairment. If there is objective evidence for impairment, in the absence of evidence to the contrary, the recoverable amount is estimated and impairment losses are recognized in profit and losses.

If, in a subsequent period, the reversal of impairment loss can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the consolidated statement of income for held-to-maturity securities and available-for-sale securities valued at cost, and the revised book value does not exceed the amortized cost (acquisition cost for available-for-sale securities) that would have been recorded without the impairment. The reversal for available-for-sale securities measured at fair value is recognized in the profit and losses only to the extent of the amount recognized as impairment losses.

2.7 Allowance for Doubtful Accounts

The Consolidated Company provides an allowance for doubtful accounts for trade receivables. Allowances are calculated based on the estimates made through a reasonable and objective method. Bad debts expense is recorded as the difference between the estimated loss on doubtful accounts and the balance of allowance for doubtful accounts, if the estimated loss on doubtful accounts is larger than the balance of the allowance. Bad debts expense for trade receivable from commercial transactions is accounted for as selling and administrative expenses, while bad debts expense from other receivables is accounted for as non-operating expense. Uncollectible receivables are offset against allowance for doubtful accounts and in case of insufficient amount of allowance, bad debts expense is recognized.

2.8 Equity Method Investments

The Consolidated Company reflects any changes in the book value of its equity method investments on which it has significant influence after the initial purchase date. Under the equity method, the Consolidated Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. Changes in the Consolidate Company’s proportionate ownership in the book value of the investee incurred by major error corrections to the investee’s retained earnings are recognized in the profit and losses if there is no significant effect to the Consolidated Company’s financial statements. All other changes in equity are accounted for under other comprehensive income and loss (changes in equity due to equity method investments). Dividends paid by the investee to the Company are directly deducted from the Consolidate Company’s equity method investments at the moment the dividend payment is declared.

Except when the Consolidated Company or its investee applies the KAS-NPEs No. 31, Special Accounting for Small and Medium-sized Companies, or when an investee prepares its financial statements in accordance with Korean IFRS, which are different from the accounting policies the Consolidated Company applies for like transactions and events with similar circumstances, adjustments are made to conform the investee’s accounting policies to those of the Consolidated Company when the investee’s financial statements are used by the Consolidated Company in applying the equity method.

In case the investee is also a subsidiary of the Consolidated Company, net income and net assets of the investee in its consolidated financial statements should be equal to the corresponding share of the Consolidated Company presented in the consolidated financial statements, unless the equity method of accounting has been discontinued on the said investee.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

2.9 Property and Equipment

Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.

Property and equipment are stated net of accumulated depreciation calculated based on the following depreciation method and estimated useful lives:

	Estimated Useful Lives	Depreciation method
Computers and other equipment	4 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and fixtures	4 years	Straight-line method
Leasehold improvements	4 years	Straight-line method

Expenditures incurred after the acquisition or completion of assets are capitalized only when it is probable that future economic benefits associated with the item will flow to the Consolidated Company, which includes the enhancement of the value of the related assets over their recently appraised value or extension of the useful life of the related assets, and the fair value for the related cost can be reliably measured. All other routine maintenance and repairs are charged to expense as incurred.

2.10 Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statements of operations on a straight-line basis over the period of the lease.

2.11 Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization calculated based on the following depreciation methods and estimated useful lives:

	Estimated Useful Lives	Depreciation method
Development costs	2 ~ 5 years	Straight-line method
Software	3 years	Straight-line method
Other intangible assets	2 ~ 10 years	Straight-line method

New product and new technology related development costs, which are individually identifiable and it is probable that the expected future economic benefits will flow to the Consolidated Company, are capitalized as intangible assets. Amortization of development costs begins when the related product or technology are available for sale or use, which calculated in the straight-line basis over 2 to 5 years.

In addition, costs for exclusive rights to distribute online games which are being developed with probable future benefits are capitalized as other intangible assets. Such intangible assets are amortized in straight-line basis over the term of the agreement from the point of commercialization.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

2.12 Government Grants

Government grants are not recognized until there is reasonable assurance that the Consolidated Company will comply with the conditions attached to it and that the grants will be received.

Government grants related to assets, including non-monetary grants at fair value, are accounted for by deducting the grant in arriving at the carrying amount of the asset. The grant is recognized in profit or loss over the life of the depreciation asset, as a reduced depreciation expense, and the remaining balance upon disposal is recognized in gain or loss on disposal.

When government grants are paid to compensate specific expenses, they are deducted in the related expenses. When there are no expenses to be deducted, they are accounted for as operating revenue if they are directly related to the Consolidated Company’s main operation activities and non-operating income if not. If specific requirements have to be met in order to use the grants related to income, grants received before meeting those requirements are accounted for as unearned revenue.

2.13 Impairment of Non-financial Assets

Intangible assets not yet available for use are tested annually for impairment. Goodwill acquired in a business combination is tested for impairment at the end of each reporting period by assessing its recoverable amount. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Property and equipment are reviewed for impairment under the above circumstances and when gross estimated future cash flows expected from the use and disposal of property and equipment (individual assets or cash-generating units) is less than the carrying amount. Impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separate and identifiable cash flows.

For the purpose of impairment testing, goodwill acquired in a business combination, from the acquisition date, should be allocated to each of the acquirer’s cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of the unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Reversal of impairment of goodwill is not allowed.

2.14 Provisions and Contingent Liabilities

Provisions are recognized when it is probable that an outflow of resources will occur due to a present obligation resulting from a past event, and the amount can be reliably estimated. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the consolidated financial statements.

2.15 Income Tax and Deferred Income Tax

Income tax expense (benefit) includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

2.16 Employee Benefits

2.16.1 Defined contribution pension plan

The Consolidated Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses.

2.16.2 Annual paid leave obligations

The Consolidated Company recognizes expenses and liabilities related to annual paid leave during an accounting period when an employee has rendered service that gives rise to employee’s entitlement to future annual paid leave.

The Consolidated Company recognized expenses and liabilities for the entire annual paid leave resulting from the rendered service as the Consolidated Company compensates for unused annual leaves.

2.17 Revenue Recognition

Prepaid online game subscriptions are recognized as revenue upon their actual usage. The Consolidated Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fees and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guarantee minimum royalty payments are deferred and recognized as the royalties are earned. In addition, The Consolidated Company receives royalty payments based on a specified percentage of the licensees’ sales. These royalties are recognized on a monthly basis as the related revenues are earned by the licensees. Revenues from other sales are recognized when goods are transferred or by the reference to the stage of completion.

Interest income is recognized using the effective interest method. When receivables are impaired, the Consolidated Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

Dividend income is recognized when the rights to receive payment is established.

2.18 Measurement of Financial Assets and Financial Liabilities

2.18.1 Initial measurement

Financial assets and financial liabilities are measured at the fair value at the initial recognition. Generally, the transaction price (i.e. the fair value of the consideration paid for financial assets and received for financial liabilities) is treated as fair value. In addition, if there is any significant difference between the fair value and the nominal amount of receivable and payable from long-term lending and borrowing transactions or sales transactions with long-term deferred payment conditions, total amount of receivable and payable is carried at fair value.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

If the consideration paid (or received) includes any amount for other than financial instruments, fair value of the financial instrument is carried at the market price. When market price is not available, fair value is estimated using valuation techniques (including present value based techniques). However, although the consideration consists of the amount for other than financial instrument, the whole amount is initially recognized if a benefit in return from using the funds is imposed or there is a certain relationship between raising and using funds. Also for lease deposits, the whole transaction price is recognized at the initial recognition. Trading securities and derivatives (except when hedging accounting is applied) are subsequently measured at fair value after initial recognition, and changes in fair value are recognized in profit and loss. In case of other financial assets and liabilities, any transaction costs related to acquisition of financial assets or issuance of financial liabilities are added to or deducted from initially recognized fair value.

When measuring the present value of financial instruments, the Consolidated Company uses the internal interest rate of transactions that occurred in the current period. If internal interest rate is not available or the difference from the market interest rate is material, market interest rate is applied. If the market interest rate cannot be calculated, then the weighted average interest rate which is calculated by reasonable and objective standards is used. If reasonable and objective standards are unavailable, the Consolidated Company applies the financing costs which are reasonably estimated using the distribution rate of corporate bonds, reflecting the Consolidated Company’s credit rating.

2.18.2 Subsequent measurement

Financial assets and financial liabilities other than securities (Note 2.6), derivatives, financial instruments at fair value through profit or loss, and financial guarantee contracts are measured at amortized cost using the effective interest method. Financial assets at fair value through profit or loss are subsequently measured using subsequent measurement method or trading securities. (Note 2.6)

3. Cash and Cash Equivalents, and Short-Term Financial Instruments

As of December 31, 2012 and 2011, there are no restrictions for use of time deposits.

4. Trade Accounts Receivable

Trade accounts receivable as of December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)	2012		2011
Trade accounts receivable	￦	6,974,174	￦	8,433,405
Less: Allowance for doubtful accounts		(8,716)		(308,192)

	￦	6,965,458	￦	8,125,213

5. Other Accounts Receivable

Other accounts receivable as of December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)	2012		2011
Other accounts receivable	￦	518,235	￦	1,323,832
Less: Allowance for doubtful accounts		(266,049)		(625,637)

	￦	252,186	￦	698,195

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

6. Advance Payments

Advance payments as of December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)	2012		2011
Advance Payments	￦	3,122,841	￦	2,876,946
Less: Allowance for doubtful accounts		(1,500,000)		—

	￦	1,622,841	￦	2,876,946

7. Other Current Assets

Other current assets as of December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)	2012		2011
Accrued income (Notes 9 and 27)	￦	361,904	￦	480,617
Tax refund receivable		216,352		335,992
Prepaid expenses (Note 27)		731,291		598,200

	￦	1,309,547	￦	1,414,809

8. Long-term Available-For-Sale Securities

Long-term available-for-sale securities as of December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)	2012		2011
Long-term available-for-sale securities
Non-marketable available-for-sale securities[1]	￦	647,061	￦	1,046,466

	￦	647,061	￦	1,046,466

[1]

The non-marketable available-for-sale securities represent investment and profit sharing in Online Game Revolution Fund No.1, Limited liability partnership, which was established altogether by the Consolidated Company, SoftBank Corp., GungHo Online Entertainment, Inc. and others. The Consolidated Company has invested total of JPY 910 million in the partnership and holds 16.39% equity interest as of December 31, 2012. The partnership is in process of liquidation as of December 31, 2012. The Consolidated Company assesses recoverable amount on the investment based on the actual sales performance of the games, which were invested and commercialized by the partnership. The difference between the carrying amount and the recoverable amount of the investment is reflected in the statement of operations. The Consolidated Company recognized impairment losses on long-term available-for-sale securities amounting to ￦399,405 thousand as of December 31, 2012.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

9. Equity Method Investments

Equity method investments as of December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
		2012
Investees	Percentage of ownership (%)	Acquisition cost	Net asset value		Book value
Gravity Interactive, Inc.	100.00	￦4,636,784		￦(1,771,127)	￦	—
Gravity Entertainment Corp.	100.00	1,763,994		574,719		574,719
Gravity EU SAS	25.00	2,519,363		(19,737)		—
Gravity Middle East & Africa FZ-LLC [1]	100.00	1,979,640		1,464,423		1,464,423
Gravity RUS Co., Ltd. [2]	—	—		—		—
Gravity Games Corporation	50.83	11,688,480		(703,307)		320,724

		￦22,588,261	￦	(455,029)	￦	2,359,866

(in thousands of Korean won)
		2011
Investees	Percentage of ownership (%)	Acqusition cost		Net asset value		Book value
Gravity Interactive, Inc.	100.00		￦4,636,784	￦	(213,345)	￦	—
Gravity Entertainment Corp.	100.00		1,763,994		643,017		643,017
Gravity EU SAS	25.00		2,519,363		253,589		253,589
Gravity Middle East & Africa FZ-LLC [1]	100.00		1,979,640		1,576,812		1,576,812
Gravity RUS Co., Ltd. [2]	99.99		2,452,158		(15,785)		—
Gravity Games Corporation	50.83		11,688,480		(362,206)		9,287,795

		￦	25,040,419	￦	1,882,082	￦	11,761,213

[1]	On May 7, 2007, the Consolidated Company founded a wholly owned subsidiary in the United Arab Emirates, which is in process of liquidation as of December 31, 2012.
[2]

In 2012, the Consolidated Company surrendered its ownership of shares in Gravity RUS Co., Ltd. in accordance with statutory laws of Russia. Therefore, the Consolidated Company no longer holds any shares in Gravity RUS Co., Ltd. as of December 31, 2012.

Details of changes in the differences between the initial purchase price and the Consolidated Company’s initial proportionate ownership in the net book value of the investee for the years ended December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	2012
Investee	Beginning		Increase		Decrease[1]		Ending
Gravity Games Corporation	￦	9,650,001	￦	—	￦	8,625,970	￦	1,024,031

[1]	In the amount of decrease, loss on impairment of equity method investment of ￦ 6,732,617 thousand is included.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

Differences between cost of investment and the underlying net book value of the investee consist of intangible assets and goodwill. Amortization is calculated using the straight-line method over three to five years for intangible assets and goodwill, recorded as loss on valuation of equity method investments.

(in thousands of Korean won)
	2011
Investee	Beginning		Increase		Decrease[1]		Ending
Gravity Games Corporation	￦	11,950,305	￦	—	￦	2,300,304	￦	9,650,001

[1]	In the amount of decrease, loss on impairment of equity-method investment of ￦ 235,828 thousand is included.

There is no unrealized gain or loss arising from inter-company transactions with equity-method investments as of December 31, 2012 and 2011.

Changes in equity method investments in subsidiaries for the years ended December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	2012
Investees	Beginning Balanace		Acquisition (Disposal)		Valuation Gain (Loss)		Other Increase (Decrease)[5]		Ending Balanace
Gravity Interactive, Inc.[1]	￦	—	￦	—	￦	(82,456)	￦	82,456	￦	—
Gravity Entertainment Corporation		643,017		—		39,193		(107,491)		574,719
Gravity EU SAS[2]		253,589		—		(256,917)		3,328		—
Gravity Middle East & Africa FZ-LLC		1,576,812		—		—		(112,389)		1,464,423
Gravity RUS Co., Ltd.[3]		—		(434,770)		453,718		(18,948)		—
Gravity Games Corporation[4,5]		9,287,795		—		(2,234,454)		(6,732,617)		320,724

	￦	11,761,213		￦ (434,770)	￦	(2,080,916)	￦	(6,885,661)	￦	2,359,866

[1]

Equity method of accounting has been suspended since 2011 for Gravity Interactive, Inc., due to its accumulated losses. In relation to this, amount of unrecognized changes in equity for the years ended December 31, 2012 is ￦ 164,477 thousand. Among total loss on valuation of equity method investment in Gravity Interactive, Inc. amounting to ￦ 1,689,106 thousand, ￦ 1,606,650 thousand was reflected in the allowance for doubtful accounts on long-term loans

[2]

Equity method of accounting has been suspended in 2012 for Gravity EU SAS, due to its accumulated losses. In relation to this, amount of unrecognized changes in equity for the years ended December 31, 2012 is ￦ 19,737 thousand.

[3]

With respect to surrendering the ownership of Gravity RUS Co., Ltd. during this year, the Consolidated Company recognized for the difference between the book value of the investment of ￦ 434,770 thousand and accumulated other comprehensive income from equity method investments of ￦ 101,381 thousand as loss on disposal of equity method investments amounting to ￦ 333,389.

[4]

As estimated recoverable amount from equity method investments on Gravity Games Corporation (formerly, Barunson Interactive Corporation) is less than its book value, the difference is recognized as loss on impairment of equity investments.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

[5]	Other increase (decrease) consists of changes in accumulated other comprehensive income (loss) and loss on impairment of equity method investments.

(in thousands of Korean won)
	2011
Investees	Beginning Balanace		Acquisition (Disposal)		Valuation Gain (Loss)		Other Increase (Decrease)[3]		Ending Balanace
Gravity Interactive, Inc.[1]	￦	233,280	￦	—	￦	(233,280)	￦	—	￦	—
Gravity Entertainment Corporation		471,274		—		133,833		37,910		643,017
Gravity EU SAS[2]		—		324,603		(49,215)		(21,799)		253,589
Gravity Middle East & Africa FZ-LLC		1,557,126		—		—		19,686		1,576,812
Gravity RUS Co., Ltd.[3]		—		—		—		—		—
Gravity Games Corporation[4,5]		11,350,864		—		(1,827,241)		(235,828)		9,287,795

	￦	13,612,544	￦	324,603		￦(1,975,903)	￦	(200,031)	￦	11,761,213

[1]

Equity method of accounting had been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. In relation to this, amount of unrecognized changes in equity for the year ended December 31, 2011 was ￦ 213,345 thousand.

[2]

In 2011, Gravity EU SAS issued new shares to new investors and the Consolidated Company. Due to a dilution of the Consolidated Company’s interest in Gravity EU SAS, the Consolidated Company recognized gain on disposal of equity method investments for the amount of ￦ 311,085 thousand. The Consolidated Company recaptured gain on valuation of equity method investments of ￦ 861,085 thousand, which has been reflected in allowances for loans and accrued income, as equity method investments fell below zero.

[3]

Equity method of accounting had been suspended in 2011 for Gravity RUS Co., Ltd., due to its accumulated losses. In relation to this, amount of unrecognized changes in equity for the year ended December 31, 2011 was ￦ 15,785 thousand.

[4]

As estimated recoverable amount from equity method investments on Gravity Games Corporation (formerly, Barunson Interactive Corporation) is less than its book value, the difference is recognized as loss on impairment of equity investments.

[5]	Other increase (decrease) consists of accumulated other comprehensive income (loss) and loss on impairment of equity method investments.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

Changes in consolidated accumulated other comprehensive income and loss from equity method investments are as follows:

(in thousands of Korean won)
	2012
Investees	Beginning		Increase		Decrease[1]		Ending
Gravity Interactive, Inc.	￦	1,037,431	￦	82,456	￦	—	￦	1,119,887
Gravity Entertainment Corporation		55,911		—		107,491		(51,580)
Gravity EU SAS		119,377		3,328		—		122,705
Gravity Middle East & Africa FZ-LLC		422,703		—		112,389		310,314
Gravity RUS Co., Ltd.[1]		120,329		—		120,329		—

	￦	1,755,751	￦	85,784	￦	340,209	￦	1,501,326

Deferred income tax deducted to equity[2]		(119,000)		—		(51,000)		(68,000)

	￦	1,636,751	￦	85,784	￦	289,209	￦	1,433,326

[1]

As the Consolidated Company’s ownership of Gravity RUS Co., Ltd. was surrendered in 2012, ￦ 101,381 thousand of accumulated other comprehensive income from equity method investment was recognized as loss on disposal of equity method investments(Refer to Note 18).

[2]	Deferred income taxes charged directly to equity was ￦ 68,000 as of December 31, 2012 (Refer to Note 18).

(in thousands of Korean won)
	2011
Investees	Beginning		Increase		Decrease[1]		Ending
Gravity Interactive, Inc.	￦	1,037,431	￦	—	￦	—	￦	1,037,431
Gravity Entertainment Corporation		18,001		37,910		—		55,911
Gravity EU SAS [1]		501,673		—		382,296		119,377
Gravity Middle East & Africa FZ-LLC		403,017		19,686		—		422,703
Gravity RUS Co., Ltd.		120,329		—		—		120,329

	￦	2,080,451	￦	57,596	￦	382,296	￦	1,755,751

Deferred income tax deducted to equity[2]		—		(119,000)		—		(119,000)

	￦	2,080,451		￦(61,404)	￦	382,296	￦	1,636,751

[1]	Due to a dilution of the Consolidated Company’s interest in Gravity EU SAS in 2011, ￦ 331,085 thousand of accumulated other comprehensive income from equity method investments was recognized.
[2]	Deferred income taxes charged directly to equity was ￦ 119,000 as of December 31, 2011(Refer to Note 18).

The unaudited financial statements of the Consolidated Company’s subsidiaries for the years ended December 31, 2012 and 2011 were used in the valuation of these equity method investments. The Consolidated Company has concluded that any difference between the audited and unaudited financial statements is not material.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

Summary of financial information of equity method investees as of and the years ended December 31, 2012, and 2011 are as follows:

(in thousands of Korean won)
	2012
Investees	Assets	Liabilities		Revenue		Net income (loss)
Gravity Interactive, Inc.	￦1,475,904	￦	3,247,031	￦	4,719,506	￦	(1,654,905)
Gravity Entertainment Corporation	578,511		3,792		33		39,193
Gravity EU SAS	1,349,101		1,428,049		1,449,696		(1,106,617)
Gravity Middle East & Africa FZ-LLC	1,476,818		12,395		—		—
Gravity Games Corporation	3,841,791		5,225,492		2,806,105		(671,089)

(in thousands of Korean won)
	2011
Investees	Assets	Liabilities		Revenue		Net income (loss)
Gravity Interactive, Inc.	￦3,238,583	￦	3,451,928	￦	5,861,140	￦	(431,958)
Gravity Entertainment Corporation	922,480		279,463		333,221		133,833
Gravity EU SAS	1,851,164		836,807		1,630,281		1,013,303
Gravity Middle East & Africa FZ-LLC	1,590,159		13,347		—		—
Gravity RUS Co., Ltd.	3,739		19,526		—		(400)
Gravity Games Corporation	3,736,409		4,449,021		5,384,739		312,013

10. Short-Term and Long-Term Loans Receivable

Short-term and long-term loans receivable of the Consolidated Company as of December 31, 2012 and 2011 consist of the following:

(in thousands of Korean won)
	Annual Interest Rate (%)	2012		2011
Loans for employee housing	2.0-3.0	￦	100,278	￦	79,305
Loans to Gravity CIS Co., Ltd.	4.9		—		576,650
Loans to Naru Entertainment, Co., Ltd. [1]	8.0		1,200,000		1,300,000
Loans to Gravity Interactive, Inc. [2]	4.0		1,606,650		—
Loans to Gravity Games Corporation [3]	6.9		1,154,000		—

Total			4,060,928		1,955,955
Less : Short-term portion (maturity of less than 1 year)			(255,000)		(926,233)

Long-term loans receivable			3,805,928		1,029,722

Allowance for doubtful accounts [1,2]			￦(2,806,650)	￦	(1,000,000)

[1]

With respect to loans receivables from Naru Entertainment Co., Ltd., the estimated recoverable amount is less than the carrying value of the receivables. The Consolidated Company recognized the difference as other bad debt expense.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

[2]

Equity method of accounting has been suspended since 2011 for Gravity Interactive, Inc., due to its accumulated losses. In relation to this, amount of unrecognized changes in equity for the years ended December 31, 2012 and 2011 are ￦ 164,477 thousand and ￦ 213,345 thousand, respectively. Among total loss on valuation of equity method investment in Gravity Interactive, Inc. amounting to ￦ 1,689,106 thousand, ￦ 1,606,650 thousand was reflected in the allowance for doubtful accounts on long-term loans (Refer to Note 9).

[3]

The Consolidated Company pledged intellectual property rights under Gravity Games, and shares of Gravity Games held by the CEO of Gravity Games as collaterals in exchange for loans amounting to ￦ 1,154,000 thousand.

11. Property and Equipment

Changes in property and equipment as of December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	2012
Investees	Computer and other Equipment		Vehicles		Furniture and fixtures		Leasehold improvements		Total
Beginning	￦	1,197,687	￦	—	￦	291,526	￦	21,172	￦	1,510,385
Acquisition		264,016		—		229,954		—		493,970
Disposal and retirement		(13)		—		(601)		—		(614)
Depreciation		(459,261)		—		(210,696)		(19,801)		(689,758)

Ending	￦	1,002,429	￦	—	￦	310,183	￦	1,371	￦	1,313,983

Acquisition cost	￦	10,334,945	￦	28,111	￦	1,737,529	￦	745,967	￦	12,846,552
Accumulated depreciation		(9,332,516)		(28,111)		(1,427,346)		(744,596)		(11,532,569)

(in thousands of Korean won)
	2011
Investees	Computer and other Equipment		Vehicles		Furniture and fixtures		Leasehold improvements		Total
Beginning	￦	720,372	￦	9,059	￦	226,288	￦	207,663	￦	1,163,382
Acquisition		973,033		—		244,344		—		1,217,377
Changes in scope of consolidation		17,529		(9,059)		(27,551)		—		(19,081)
Disposal and retirement		—		—		(1,576)		—		(1,576)
Depreciation		(513,247)		—		(149,979)		(186,491)		(849,717)

Ending	￦	1,197,687	￦	—	￦	291,526	￦	21,172	￦	1,510,385

Acquisition cost	￦	11,478,905	￦	28,111	￦	1,524,498	￦	745,967	￦	13,777,481
Accumulated depreciation		(10,281,218)		(28,111)		(1,232,972)		(724,795)		(12,267,096)

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

12. Insurance

Property and equipment covered by insurance policies as of December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
		Amount Insured
Type of Insurance	Properties	2012	2011	Insurance Company
Fire insurance	Buildings	￦5,000,000	￦5,000,000	Heungkuk Fire & Marine Insurance Co., Ltd.
General insurance	Equipment, furniture and fixtures	1,253,155	885,139	Heungkuk Fire & Marine Insurance Co., Ltd.

All vehicles not included in the table above are insured under liability insurance and general insurance. The Consolidated Company maintains accident insurance for officers and employees with Hyundai Marine & Fire Insurance Co., Ltd. and Hanwha Life Insurance Co., Ltd. In addition, the Consolidated Company carries directors’ and officers’ liability insurance with indemnities of US $10 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.

13. Operating Lease

The Consolidated Company entered into a lease agreement with National IT Industry Promotion Agency and SH Corporation and has paid leasehold deposits of ￦ 1,371,328 thousand to National IT Industry Promotion Agency and ￦ 2,904 thousand to SH Corporation as of December 31, 2012.

Future lease payments under operating lease as of December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)	2012		2011
Less than one year	￦	2,060,820	￦	2,084,118
One year to three years		2,028,875		—

	￦	4,089,695	￦	2,084,118

The term of lease agreement with National IT Industry Promotion Agency is to December, 31 2014. The term of lease agreement with SH Corporation is to December 1, 2013.

Lease payments recognized in operations for the years ended December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)	2012		2011
Lease payments	￦	2,132,090	￦	2,088,605

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

14. Intangible Assets

Changes in intangible assets for the years ended December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	2012
	Development costs[1]		Software		Others[2]		Total
Beginning	￦	18,935,818	￦	346,697	￦	868,919	￦	20,151,434
Acquisition[1,2]		2,302,850		1,863,052		852,797		5,018,699
Disposition		—		(924)		—		(924)
Amortization		(3,851,639)		(780,031)		(586,898)		(5,218,568)
Impairment [3]		—		—		(291,094)		(291,094)

Ending	￦	17,387,029	￦	1,428,794	￦	843,724	￦	19,659,547

Acquisition cost	￦	30,853,612	￦	10,918,340	￦	10,443,953	￦	52,215,905
Accumulated depreciation		(10,254,848)		(9,376,213)		(8,008,798)		(27,639,859)
Accumulated impairment		(3,211,735)		(113,333)		(1,591,431)		(4,916,499)

[1]

The Consolidated Company has internally developed and commenced commercialization of the game “Ragnarok 2” during the year. The Consolidated Company developed game “Ragnarok Odyssey” for a consol game in a joint effort with GungHo Online Entertainment, Inc. and commercialized the game in Korea and Japan. The Consolidated Company recorded fees incurred to develop “Ragnarok Odyssey” as development costs.

[2]

The Consolidated Company acquired exclusive distribution right of “Finding Neverland Online” game in Korea in 2011, and also acquired exclusive distribution right for the game, “Maestia” in North America. In 2012, both games were commercialized. The Consolidated Company recorded the amount paid for acquiring distribution rights as other intangible assets.

[3]

When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as a loss on impairment of intangible assets.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

(in thousands of Korean won)
	2011
	Development costs		Software		Others[1]		Goodwill		Total
Beginning	￦	13,700,337	￦	332,974	￦	20,862,708	￦	3,579,026	￦	38,475,045
Acquisition[1]		5,260,888		219,439		1,391,928		—		6,872,255
Changes in scope of consolidation		—		48,265		(20,162,349)		(3,579,026)		(23,693,110)
Amortization		(25,407)		(253,981)		(424,410)		—		(703,798)
Impairment[2]		—		—		(798,958)		—		(798,958)

Ending	￦	18,935,818	￦	346,697	￦	868,919	￦	—	￦	20,151,434

Acquisition cost	￦	28,550,762	￦	9,079,365	￦	9,591,156	￦	1,334,880	￦	48,556,163
Accumulated depreciation		(6,403,209)		(8,619,335)		(7,421,900)		(1,334,880)		(23,779,324)
Accumulated impairment		(3,211,735)		(113,333)		(1,300,337)		—		(4,625,405)

[1]

In 2010, the Consolidated Company acquired exclusive distribution rights of “H.A.V.E. online” game in Japan and “Eternal Destiny” game in North America. In 2011, the Company commercialized both games and recognized the amounts paid for acquiring distribution rights as other intangible assets.

[2]

When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as a loss on impairment of intangible assets.

The amortization expenses of intangible assets for the years ended December 31, 2012 and 2011 are charged to the following accounts:

(in thousands of Korean won)	2012		2011
Cost of sales		￦5,084,692	￦	448,464
Selling and administrative expenses		81,182		151,910
Development costs		25,045		100,625
Research and development expenses		27,649		2,798

	￦	5,218,568	￦	703,797

The Consolidated Company recognized research and development costs amounting to ￦ 5,134,051 thousand and ￦ 2,579,563 thousand in 2012 and 2011, respectively.

15. Government Grants

Changes in government grants for the years ended December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)	2012		2011
Beginning	￦	172,000	￦	—
Increase		—		172,000
Decrease		172,000		—

Ending	￦	—	￦	172,000

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

The Consolidated Company received government grants of ￦ 172,000 thousand from Korea Contents Industry Promotion Agency pursuant to the agreement signed in 2011 for supporting next generation contents production. During 2012, repayment obligation has been extinguished upon the performance assessment of related assignments.

16. Severance Benefit Expense

On December 26, 2005, the Company implemented a defined contribution pension plan in accordance with the Employee Retirement Benefit Security Act and entered into an agreement for a defined contribution insurance contract with Samsung Life Insurance Company. The insurance premiums paid in 2012 is amounted to ￦ 1,190,340 thousand (2011: ￦ 1,085,423 thousand).

According to the defined contribution pension plan, the subsidiaries entered into the retirement pension insurance contract with Kukmin Bank. The subsidiaries to be paid during the current year for charges of retirement benefits recognized as an expenses. Subsidiaries are paid amounting to ￦ 427,347 thousand (2011: ￦ 237,511 thousand) in 2012.

17. Commitments and Contingencies

Litigation

As of December 31, 2012, there are three pending domestic litigations in which the Consolidated Company is a defendant including compensation for damages claimed by the Consolidated Company’s former executives. Total claims have amounted to approximately ￦ 1,788 million. Among those, one litigation amounted at ￦ 110 million, has been withdrawn in January 2013. Other, the timing and the amount of outflow of economic benefits and the final outcome of the litigations and their impact on the Consolidated Company’s financial statements cannot be reasonably estimated as of the audit report date.

As for the litigation regarding return of capital to the subsidiaries, ￦ 2,150 million, and ￦ 1,990 million are held as deposits due to the court orders from Seoul Southern District Court and Seoul Western District Court, respectively.

No litigations have arisen during the reporting period where subsidiary acts as a defendant. Deposits amounting ￦ 200 million are expected to be returned to the Consolidated Company as a result of litigation proceedings during the reporting year. Such deposits are recorded as other non-current assets.

Guarantees

The consolidated subsidiary is provided ￦ 1,240,537 thousand guarantee by Seoul Guarantee Insurance Company regarding performing contracts as of December 31, 2012.

Commitments

The Company has exclusive contracts with its licensees, such as the foreign subsidiaries, GungHo Entertainment, inc., Soft-World International Corporation and Level up! Interactive S.A., etc, to distribute and sell online games and earns 20% to 40% of sales from the online games.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

18. Deferred Income Taxes

Income tax expenses (benefits) for the years ended December 31, 2012 and 2011 consist of the followings:

(in thousands of Korean won)
	2012		2011
Current income taxes	￦	3,663,175	￦	4,064,395
Additional income taxes for prior years		—		135,933
Refund of prior years’ income taxes		—		(425,122)
Changes in deferred tax assets from temporary differences		(733,465)		(10,310,553)
Deferred income tax charged to equity		51,000		(119,000)

Income tax expenses (benefits)	￦	2,980,710	￦	(6,654,347)

Deferred income tax charged directly to equity for the years ended December 31, 2012 and 2011, are as follows:

(in thousands of Korean won)
	2012		2011
Accumulated comprehensive income (loss) from equity method investments	￦	51,000	￦ (119,000)

Reconciliation between net income (loss) before tax and income tax expenses (benefits) for the years ended December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	2012		2011
Net income (loss) before tax (A)	￦	(11,248,439)	￦	8,080,516

Income taxes based on statutory rates	￦	(2,496,657)	￦	1,929,085
Add (deduct) :
Non-deductible expenses		260,615		565,126
Changes in tax credits		2,251,656		3,015,826
Change in valuation allowance		2,691,535		(12,549,763)
Others		273,561		385,379

Income tax expenses (benefits) (B)	￦	2,980,710	￦	(6,654,347)

Effective tax rates (B/A)		(26.5%)		(82.35%)

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

Changes in the temporary differences and related deferred tax assets and liabilities for the years ended December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	2012
	Temporary differences						Deferred tax assets (liabilities)
	Beginning		Changes		Ending		Beginning		Ending
Accrued income	￦	(353,080)	￦	10,532	￦	(342,548)	￦	(77,678)	￦	(75,361)
Property and equipment		398,760		(197,133)		201,627		87,727		44,358
Intangible assets		529,542		281,464		811,006		116,499		178,421
Equity method investments		13,443,549		7,338,947		20,782,496		2,957,581		4,572,149
Accrued expenses		318,551		851,889		1,170,440		70,081		257,497
Available-for-sale securities		3,621,227		399,404		4,020,631		796,670		884,539
Gain(loss) on foreign currency translation		(39,964)		48,654		8,690		(8,792)		1,912
Deferred income		764,341		522,494		1,286,835		168,155		283,104
Allowances for doubtful accounts		1,781,884		1,089,851		2,871,735		392,015		631,782
Provision for severance benefits		99,000		—		99,000		21,780		21,780

	￦	20,563,810	￦	10,346,102	￦	30,909,912	￦	4,524,038	￦	6,800,181

Tax credit carryforwards		19,695,139		1,044,416		20,739,555		21,664,654		22,813,510
Valuation allowance[1]								(15,651,368)		(18,342,902)

							￦	10,537,324	￦	11,270,789

[1]

To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Consolidated Company’s performance, the market environment in which the Consolidated Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As of December 31, 2012, the Consolidated Company has recognized deferred income tax assets related to temporary differences and the tax credit carryforwards, excluding those which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

(in thousands of Korean won)
	2011
	Temporary differences								Deferred tax assets (liabilities)
	Beginning		Chages in scope of consolidation		Changes		Ending		Beginning		Ending
Short-term available-for-sale securities	￦	(125)	￦	—	￦	125	￦	—	￦	(30)	￦	—
Accrued income		(188,140)		(35,493)		(129,447)		(353,080)		(45,530)		(77,678)
Property and equipment		549,309		—		(150,549)		398,760		124,876		87,727
Intangible assets		(12,759,792)		14,144,648		(855,314)		529,542		(2,832,621)		116,499
Equity method investments		12,664,850		391,691		387,008		13,443,549		2,849,510		2,957,581
Accrued expenses		303,008		69,854		(54,311)		318,551		73,328		70,081
Available-for-sale securities		7,352,114		—		(3,730,887)		3,621,227		1,779,212		796,670
Gain (loss) on foreign currency translation		423,839		(3,112)		(460,691)		(39,964)		101,902		(8,792)
Deferred income		3,138,186		(3,138,186)		764,341		764,341		726,306		168,155
Allowances for doubtful accounts		890,953		465,894		425,037		1,781,884		215,611		392,015
Asset retirement obligations		99,000		—		—		99,000		21,780		21,780
Provision for severance benefits		369,486		(28,298)		(341,188)		—		81,287		—

	￦	12,842,688	￦	11,866,998	￦	(4,145,876)	￦	20,563,810	￦	3,095,631	￦	4,524,038

Tax credit carryforwards		20,946,451		(290,966)		(960,345)		19,695,140		23,041,097		21,664,654
Valuation allowance[1]										(28,114,960)		(15,651,368)

									￦	(1,978,232)	￦	10,537,324

[1]

To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Consolidated Company’s performance, the market environment in which the Consolidated Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As of December 31, 2011, the Consolidated Company has recognized deferred income tax assets related to temporary differences and the tax credit carryforwards, excluding those which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

Tax credit carryforwards not recognized as deferred tax assets as of December 31, 2012 are as follows:

(in thousands of Korean won)
Year of expiration	Amount
2013	￦	4,071,354
2014		2,712,607
2015		2,302,069
2016		1,834,748
2017		1,715,142

	￦	12,635,920

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

The gross balances of deferred tax assets and liabilities as of December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	2012				2011
	Deferred Tax Assets		Deferred Tax Liabilities		Deferred Tax Assets		Deferred Tax Liabilities
Current	￦	1,501,357	￦	(75,361)	￦	1,497,804	￦	(86,470)
Non-current		9,844,793		—		9,125,990		—

19. Capital Stock

The Company is authorized to issue a total of 40 million shares with a par value of ￦ 500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of those authorized shares, the Company is authorized to issue up to 2 million non-voting preferred shares.

As of December 31, 2012, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered. No shares of non-voting preferred shares are currently outstanding.

There has been no change in the total number of common shares for the years ended December 31, 2012 and 2011.

20. Value Added Information

Value added information for the years ended December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	2012		2011
Salaries	￦	19,664,501	￦	19,306,513
Severance benefit expenses		1,617,777		1,322,934
Employee benefits		2,146,648		2,060,306
Rent		2,132,090		2,088,605
Depreciation		689,758		849,717
Amortization		5,218,568		703,797
Taxes and dues		659,782		1,259,560

	￦	32,129,124	￦	27,591,432

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

21. Revenues

Details of accounts included in the computation of revenues for the years ended December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	2012		2011
Online games-subscription revenue	￦	5,437,988	￦	4,766,264
Online games-royalties and license fees		31,211,155		33,384,490
Mobile games		11,423,134		8,627,623
Character merchandising, animation and other revenue		3,878,805		847,841

	￦	51,951,082	￦	47,626,218

22. Selling and Administrative Expenses

Details of accounts included in the computation of selling and administrative expenses for the years ended December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	2012		2011
Salaries	￦	6,532,986	￦	7,468,096
Service fees and commissions		2,595,232		3,453,157
Rent (Note 13)		944,155		1,057,078
Employee benefits		1,089,618		1,188,767
Research and development expenses (Note 14)		5,134,051		2,579,563
Advertising expenses		4,366,436		2,884,714
Depreciation (Note 11)		189,676		357,926
Severance benefit expenses (Note 16)		487,149		507,022
Transportation expenses		351,750		480,910
Taxes and dues		337,990		928,897
Insurance premium		156,261		161,753
Miscellaneous (Note 14)		366,737		575,240

	￦	22,552,041	￦	21,643,123

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

23. Consolidated Comprehensive Income (Loss)

Consolidated comprehensive income (loss) for the years ended December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	2012		2011
Net income (loss)	￦	(14,229,148)	￦	14,734,863
Consolidated other comprehensive income and loss
Valuation of available-for-sale securities		—		1,120
Accumulated comprehensive income of equity method investments (net of tax : 2012 ￦ 51,000 thousand, 2011 ￦ (119,000) thousand)		(151,844)		(443,701)
Accumulated comprehensive loss of equity-method investments		(51,580)		—

Consolidated comprehensive income (loss)	￦	(14,432,572)	￦	14,292,282

Parent comprehensive income (loss)	￦	(14,481,825)	￦	14,254,917
Non-controlling comprehensive income		49,253		37,365

24. Earnings (loss) per Share

The earnings (loss) per share is calculated by diving the profit (loss) by the number of common stock shares. The earnings (loss) per share calculations are as follows:

(in thousands of Korean won)
	2012		2011
Net income (loss) attributable to parent interest	￦	(14,278,401)	￦	14,697,498
Weighted average number of common stock outstanding (shares)		6,948,900		6,948,900

Basic earnings (loss) per share (in Korean won)	￦	(2,055)	￦	2,115

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

25. Significant Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	2012		2011
Reclassification of long-term deferred income to short-term deferred income	￦	814,524	￦	1,869,888
Reclassification of advance payments to other intangible assets		311,789		1,391,928
Reclassification of short-term loans receivable to long-term loans receivable		—		1,000,000
Write-off of trade accounts receivable		305,378		650,234
Deferred income tax effect directly reflected in shareholders’ equity		(51,000)		119,000
Reclassification of long-term prepaid expenses to short-term prepaid expenses		113,132		137,011
Reclassification of depreciation and amortization of intangible assets to development costs		25,045		100,625
Reclassification of long-term loans receivable to short-term loans receivable		81,666		78,333
Reclassification of tangible and intangible assets to accounts payable		937,960		37,238
Offsetting deferred income against trade accounts receivable		170,227		—
Write-off of accrued income		115,130		—
Changes in equity method securities due to change in investments		254,424		324,700
Increase in accounts payable due to development costs		25,474		304,886

26. Significant Intercompany Transactions

Significant intercompany transactions for the years ended December 31, 2012 and 2011 and the related balances outstanding as of December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	2012
	Sales		Purchases		Receivables		Payables
NeoCyon, Inc.	￦	1,739,398	￦	1,896,145	￦	547,804	￦	370,184

(in thousands of Korean won)
	2011
	Sales		Purchases		Receivables		Payables
NeoCyon, Inc.	￦	1,992,510	￦	1,455,010	￦	1,006,957	￦	242,071

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

27. Related Party Transactions

Details of the parent and subsidiaries as of December 31, 2012 are as follows:

Entity
Parent company	GungHo Online Entertainment, Inc.
Ultimate parent company	SoftBank Corporation
Subsidiaries	Gravity Interactive, Inc.
Gravity Entertainment Corporation
Gravity Middle East & Africa FZ-LLC
Gravity Games Corporation
Equity-method investees	Gravity EU SAS
Other releated party	Zerodiv, Inc.

Significant transactions, which occurred in the ordinary course of business with related parties for the years ended December 31, 2012 and 2011 and their related balances outstanding as of December 31, 2012 and 2011 are as follows:

(in thousands of Korean won)
	Sales				Purchases
	2012		2011		2012		2011
GungHo Online Entertainment, Inc.	￦	29,470,118	￦	28,645,100	￦	3,185,071	￦	1,887,298
Gravity Interactive, Inc.		887,986		1,141,499		3,225		7,723
Gravity Entertainment Corporation		—		91,687		—		—
Gravity Middle East & Africa FZ-LLC		—		—		—		—
Gravity Games Corporation		16,706		6,570		299,412		75,300
Gravity EU SAS		433,401		518,311		—		—
Gravity CIS Co., Ltd.		6,950		27,680		120,361		—
Ingamba LLC		137,803		275,416		—		—
Zerodiv, Inc.		—		—		124,560		—

	￦	30,952,964	￦	30,706,263	￦	3,732,629	￦	1,970,321

(in thousands of Korean won)
	Receivables				Payables
	2012		2011		2012		2011
GungHo Online Entertainment, Inc.	￦	2,486,458	￦	3,208,801	￦	6,586,123	￦	5,921,784
Gravity Interactive, Inc.		2,165,044		2,045,544		865		192,892
Gravity Entertainment Corporation		—		—		962		162
Gravity Middle East & Africa FZ-LLC		—		—		1,820,301		1,820,301
Gravity Games Corporation		3,261,366		1,580,373		75,245		182,213
Gravity EU SAS		166,628		317,447		106,806		182,199
Gravity CIS Co., Ltd.		—		1,293,108		—		—
Ingamba LLC		—		46,621		—		—
Zerodiv, Inc.		—		—		6,238		—

	￦	8,079,496	￦	8,491,894	￦	8,596,540	￦	8,299,551

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and a Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

As of December 31, 2012, loans granted by the Consolidated Company to Gravity Interactive, Inc. and Gravity Games Corporation are ￦ 1,606,650 thousand and ￦ 1,154,000 thousand respectively. Interest income arising from each loan for the reporting period are ￦ 21,531 thousand and ￦ 13,370 thousand.

As of December 31, 2012, the Consolidated Company provided bad debts reserve of ￦ 1,748,850 thousand of accounts receivable and advance payments due from Gravity Games Corportaion.

As of December 31, 2011, other bad debt expense recorded due to receivable write-offs to Gravity EU SAS was ￦ 841,810 thousand.

Respect to Gravity CIS Co., Ltd., the Consolidated Company recorded bad debts expense and other bad debts expense amounting to ￦ 5,231 thousand and ￦ 115,130 thousand respectively to account for receivables write-offs from Gravity CIS Co., Ltd. as of December 31, 2012.

With respect to Gravity CIS Co., Ltd., the Consolidated Company provided loans of ￦ 576,650 thousand and recorded allowances for doubtful accounts for receivables of ￦ 300,147 thousand in December 31, 2011. The Consolidated Company recognized bad debt expense of ￦ 60,493 thousand as of December 31, 2011.

The Consolidated Company has exclusive contracts with GungHo Online Entertainment, Inc., its parent company, to distribute and sell online games in Japan (Refer to Note 17).

28. Approval of Consolidated Financial Statements

The Consolidated Company’s consolidated financial statements were approved by the Board of Directors on February 27, 2013.

The accompanying notes are an integral part of these consolidated financial statements.